

May 28, 2010

Mr. Andrew P. Becnel
Senior Vice President and Chief Financial Officer
Weatherford International Ltd.
4-6 Rue Jean-Francois Bartholoni
1204 Geneva, Switzerland

> **Re:** **Weatherford International Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010, as amended April 30, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Filed May 3, 2010**
> **File No. 1-34258**

Dear Mr. Becnel:

      We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009, filed on March 1, 2010

General

1.   In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that your employees or any of your products are involved in an event that leads to property damage, personal injury, death or the discharge of hazardous materials into the environment. For example, and without limitation, please address the following:

· Disclose your insurance coverage with respect to any liability related to any such event. Such disclosure should address the types of claims covered, and the applicable policy limits and deductibles. For example, and without limitation, such disclosure should address your insurance coverage with respect to any liability related to any resulting negative environmental effects.

· Disclose your related indemnification obligations and those of your customers, if applicable.

Such disclosure should be set forth in the "Business" section of your annual report and in the "Risk Factors" section, as applicable. Please provide a sample of your proposed disclosure for our review. In responding to this comment, please consider all your products and services, not just those involved in offshore operations.

Business

Customers, page 9

2. We note that revenue from Petroleos Mexicanos accounted for approximately 13% of your revenues during 2009. Please file any related agreements or tell us why they do not constitute material contracts. See Item 601(b)(10) of Regulation S-K.

Federal Regulation and Environmental Matters, page 9

3. Discuss how the various federal, state and local laws and regulations apply to your business. We note that on page 15 you state that "environmental laws have become more stringent and have generally sought to impose greater liability on a larger number of potentially responsible parties." Discuss these environmental laws and your potential liabilities.

Risk Factors

We are involved in several governmental and internal investigations…, page 13

4. Please describe to us, in reasonable detail, the specific alleged violations in sanctioned countries that OFAC and BIS are investigating, and tell us how and when you became aware of the investigations. Your discussion should include the nature and period of the transaction underlying each alleged violation, as well as the subsidiaries, products and services, countries, types of customers, and dollar amounts involved in those transactions. Also, please represent to us that you will disclose in future filings, as appropriate, any material developments related to those investigations.

5.   We note on the disclosure on pages 13-14 that you decided in September 2007 to direct your foreign subsidiaries to discontinue doing business in sanctioned countries like Cuba, Iran, Sudan, and Syria. We note also the disclosure that effective March 31, 2008, you substantially completed your winding down of business in sanctioned countries, but that your withdrawal process is not yet complete. Please provide us with information regarding your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries or other direct or indirect arrangements, for the last three fiscal years and the subsequent period. Your response should describe any products, equipment, components, technology, software, or services you have provided into any of those countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Form 10-Q for the quarterly period ended March 31, 2010

Note 12. Retirement an Employee Benefit Plans, page 13

6.   We note your disclosure which states that benefits under the SERP defined benefit plan were frozen effective March 31, 2010. In future filings, please expand your disclosure to explain all material amendments that were made to the SERP plan and disclose the projected benefit obligation on the date that the plan was amended.

7.   Your disclose states that you recorded a curtailment loss for the acceleration of the prior service cost. Please explain whether the curtailment caused a decrease or increase to the projected benefit obligation. If so, please tell us the amount and clarify how your accounting for the decrease or increase complies with FASB ASC Topic 715-30-35-93.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Devaluation of Venezuelan Bolivar, page 26

8.   We that you recorded a $64 million charge for the remeasurement of your net monetary assets denominated in Bolivars for the devaluation of the Bolivar that occurred in January 2010. Please expand your disclsoure in future filings to provide a more comprehensive discussion of your Venezuelan operations that provides a greater level of information about the monetary assets and liabilities that are exposed to exchange rate changes and the sensitivity of your sales and cost of sales to future currency changes. Please expand your disclosure in future filings to disclose the specific amount of bolivar-denominated monetary assets and liabilities that are being remeasured as of each balance sheet date. Provide this disclosure for each individual monetary asset and liability that is being

remeasured. In addition, disclose the amount of sales and costs of sales generated from your Venezuelan subsidiary and separately disclose the amounts denominated in Bolivars and the U.S. dollars. Please provide us an example of future disclosure.

9.   Please tell us whether you have obtained foreign currency from the parallel market. If so, please revise your disclosure in future filings to discuss the amounts you have settled at both the official rate and through the parallel market during the periods presented. If no amounts have been settled at the official rate during this time, discuss the most recent settlements. Disclose the amount of bolivar pending government approval for settlement at the official rate (and which official rate) and the length of time the request(s) have been pending. Discuss the implications of the current exchange rate system for your operations and cash flows and to the extent possible, provide a quantified analysis of the potential impact on your future operations. Please provide us an example of future disclosure.

10.   In future filings, please discuss your plans to manage the challenges presented by the current exchange rate system. For example, disclose changes in business practices or policies that have occurred or are anticipated to occur in response to the devaluation.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director